Li-Cycle Holdings Corp.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

June 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Kevin Dougherty
Lily Dang
Mark Wojciechowski

Re:	Li-Cycle Holdings Corp.

Amendment No. 2 to Registration Statement on Form F-4

Filed June 7, 2021

File No. 333-254843

Ladies and Gentlemen:

This letter sets forth the response of Li-Cycle Holdings Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 22, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form F-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form F-4/A2 Filed June 7, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 71

1. Staff’s comment: We note that you present two pro forma redemption scenarios, depicting a range of possibilities between no redemption and redemption of 24,273,319 Class A Shares in exchange for $242.7 million, which you describe as the maximum redemption scenario. Tell us the extent to which you have received indications from shareholders regarding their intentions to redeem or retain their shares that would make any scenario within this range more likely to occur. If you have formulated an expectation based on such indications or other information, describe that process and your consideration to providing an additional corresponding pro forma scenario.

If applicable, also expand your disclosures of Comparative Share Information on page 80 to include the effects on share data from such additional pro forma scenario.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither Peridot nor the Company has received indications from Peridot’s shareholders regarding their intentions to redeem or retain their Class A Shares upon consummation of the Business Combination. Peridot expects the trading price of the Class A Shares at or prior to the redemption deadline to be the primary factor in determining the amount of redemptions. Peridot and the Company are unable to predict the trading price of the Class A Shares prior to the redemption deadline, and therefore, have not formulated a reliable expectation as to the number of Class A Shares that will be redeemed in connection with the Business Combination. As a result, Peridot and the Company have concluded that presenting pro forma scenarios reflecting the minimum and maximum number of shares that may be redeemed in connection with the Business Combination is appropriate.

The Business Combination

Certain Projected Financial Information, page 104

2. Staff’s comment: We note that you added disclosure in the last sentence of the second paragraph in response to prior comment three, to explain that you will provide an update to the projections if you determine that the previously disclosed projections no longer have a reasonable basis, although you have retained disclosure in the third paragraph on page 105 disclaiming any responsibility to update or revise the projections “. . .even in the event that any or all of the assumptions underlying the financial projection are shown to be in error or change.” Please remove or substantially revise this paragraph and other disclaimer disclosures under this heading to acknowledge your responsibility and to clarify the circumstances under which updates will be provided to resolve this inconsistency.

Response:

We acknowledge the Staff’s comments and have revised the disclosure on page 106 of the Revised Registration Statement to clarify that although the projections are based on assumptions that may result in the projections not being realized and accordingly investors should not place undue reliance on them, we will provide an update if we determine they no longer have a reasonable basis. We also respectfully advise the Staff that we have removed the disclaimer that was provided in the third paragraph on page 105 of the Registration Statement that disclaimed responsibility to update or or revise the projections. We have also eliminated certain of the disclosures on page 104 of the Registration Statement that previously stated that Peridot and its board and affiliates did not consider or may not now consider the financial projections necessarily to be predictive of actual or future results. We have added disclosure on page 107 of the Revised Registration Statement stating that in the opinion of Li-Cycle’s management, the projections and assumptions underlying them had at the time they were prepared and continue to have a reasonable basis as of the date of the Revised Registration Statement.

3. Staff’s comment: We note that you added disclosure in the last sentence to the fourth paragraph in response to prior comment three, to explain that projected amounts were probable, “based on the assumptions” made, though without indicating whether you regard the assumptions as probable and consistent with your business plans. In the second paragraph you continue to state you do not consider the projections to be “necessarily” predictive, investors should not view the projections as indicative of future results, and investors should not rely on the financial projections in making a decision regarding the transaction.

We see that you modified disclosure in the third paragraph, which was added in response to an earlier comment, to now indicate that assumptions underlying the projections were considered by Li-Cycle to have been reasonable and supportable “at the time made”; and in the fourth paragraph, you state that “Various assumptions underlying the projections may prove not to have been, or may no longer be, accurate.”

Please reconcile unclear statements about whether the projections, including the assumptions upon which the projections are based, currently have a reasonable basis. It should be clear whether your management and board, based on their review and having considered and evaluated the various uncertainties referenced in your disclosures, regard the projections to be nevertheless reasonable and consistent with expectations.

Response:

We acknowledge the Staff’s comments and have revised the disclosure on page 106 of the Revised Registration Statement to specify that Li-Cycle’s management regard the financial projections included in the Revised Registration Statement to have had a reasonable basis both at the time they were made and as of the date of the Revised Registration Statement, to eliminate any suggestion that the assumptions underlying the financial projections may not have a reasonable basis today and to confirm that Li-Cycle’s management continue to believe the financial projections have a reasonable basis today. We assure the Staff that the parties have considered and evaluated the various uncertainties referenced in the Revised Registration Statement in making such disclosures and have noted this on page 107 of the Revised Registration Statement.

4. Staff’s comment: We note your disclosure explaining that the projections are not dependent on the consummation of the Business Combination, except for assuming that Li-Cycle will receive the proceeds in the trust account and PIPE Financing in connection with the Business Combination. Please clearly explain how the projections are not dependent on completing the transaction, disclose the combined amount of funds and level of redemptions associated with your assumption, explain your rationale and describe the implications for other reasonably possible levels of redemptions, e.g. as these may pertain to the number of spokes and hubs that are projected to be established over the next five years. Please disclose how the cost of capital is expected to impact the projected cash flows for each period and how other reasonably possible levels of redemptions would lead to different results.

Response:

We respectfully advise the Staff that the financial projections presented in the Revised Registration Statement and the assumptions underlying them are, as disclosed, based on an assumption that Li-Cycle will receive all of the proceeds of the trust account and PIPE Financing in connection with the Business Combination. The projections assume that no redemptions will take place. Please see our response to Comment #1 regarding our expectations with respect to redemptions and the amount of cash we expect to receive in connection with the Business Combination. We have added disclosure on page 107 to specify that if redemptions occur, achieving our financial projections will be contingent on our accessing other financing sources. In addition, we respectfully direct the Staff’s attention to the Risk Factor on page 47 entitled “Li-Cycle may in the future need to raise additional funds to meet its capital requirements and such funds may not be available to Li-Cycle on commercially reasonable terms or at all when it needs them, which could materially adversely affect Li-Cycle’s business, results of operations or financial condition.”

5. Staff’s comment: Please expand your list of inputs on pages 105-107 to include a tabulation quantifying all material assumptions for each period, and to describe the basis or rationale for each item. Your discussion should bridge from the historical results and provide context to understand how the assumptions were formulated and correlate with your experience, resources and business plans.

For example, considering that revenues were $0.8 million in 2020, while operating two spokes during this first year that Li-Cycle was not in the development stage, explain how the $11.5 million revenue projection for 2021 is consistent with also having just two spokes operating in 2021, and $1.0 million in revenues for the first quarter. Please disclose the number of “spokes” and “hubs” underlying the projections for each year, differentiating between the 100% owned spokes in North America/Europe and the 50% owned spokes in Asia, culminating in twenty spokes and four hubs by 2025 with a projected $957.8 million in revenue for that year. Please describe the ramp-up timeframes along with your assumptions about utilization of capacity during and following the ramp- up periods. Please explain how the assumptions in each instance are supported and how uncertainties were assessed in determining they were reasonable.

The incremental disclosures should similarly address the volume and composition of material to be processed, the resulting product mix—differentiating between products to be sold from the spokes and products to be sold after further processing at the hubs, recovery percentages, metal accountability rates based on the purity of the products, and the extent to which spokes will contribute all of the black mass that is projected to be processed at the hubs. Please also explain how the cost assumptions for the various items identified correlate or diverge from the corresponding costs reported in the historical financial statements.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on pages 107 to 116 of the Revised Registration Statement to address the Staff’s multiple requests in this comment #5.

6. Staff’s comment: We have read your response to prior comment 4 referencing the various disclosures that you have provided about the assumptions. However, we intended that you provide information about the extent to which your management, sponsor, board or representatives, prescribed or relayed specific instructions, guidelines, parameters, inputs and assumptions to management of Li-Cycle in conjunction with your request to have the projections prepared. We reissue prior comment 4.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 106 of the Revised Registration Statement to confirm that Peridot did not prescribe or relay any instructions, guidelines, parameters, inputs, assumptions or other directions to Li-Cycle’s management with respect to the financial projections requested by it.

Information About Li-Cycle

General, page 185

7. Staff’s comment: We note your disclosure on page 186, referring to your end products lithium carbonate, nickel sulphate and cobalt sulphate, stating “Li-Cycle’s production costs are on average lower than the mining and processing costs otherwise incurred by suppliers to produce these materials.” Please expand your disclosure to clarify how you have compared Li- Cycle’s limited historical results in processing materials at the spokes (without a hub for processing your “black mass” into these products), to the costs incurred by mining companies/other potential competitors in formulating this assertion. Please also explain how you have determined that products that will be produced at the hubs will have the requisite levels of purity to participate in the market for these products, and at costs that are lower than mining and processing costs normally incurred in producing these minerals.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 195 of the Revised Registration Statement to clarify that Li-Cycle believes its production costs are on average lower than the mining and processing costs otherwise incurred by suppliers to produce these materials because it is able to produce multiple materials from a single process and because its process yields minimal waste and no displaced earth or tailings, as compared to traditional mining processes.

Li-Cycle Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Li-Cycle’s Performance, page 198

8. Staff’s comment: We note your disclosure on page 199, stating that “Li-Cycle has approximately 30% North American market share.” Tell us how you have defined and measured the market and how you have calculated the Li-Cycle share; identify and describe the sources of information that you have compiled and evaluated in formulating your statistic.

Response:

We acknowledge the Staff’s comment and have included additional disclosure on page 202 of the Revised Registration Statement to clarify that our belief regarding Li-Cycle’s approximate 30% North American market share is based on Li-Cycle’s total addressable market forecast, which in turn is developed based on independent inputs from Benchmark Mineral Intelligence and Li-Cycle’s estimate of contracted lithium-ion battery supply based on information derived from its communications with secured battery supply customers.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie Yee or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3630 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director